04015078

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dulles Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3311 Military Road, N.W.
(No. and Street)

Washington,	D.C.	20015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Garcia (202) 857-8750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mehler & Wichansky, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Connecticut Avenue, N.W., Suite 803,	Washington,	D.C.	20036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dulles Capital Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Katherine Griffin
Notary Public, District of Columbia
My Commission Expires 9-30-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DULLES CAPITAL GROUP, INC.
FINANCIAL REPORT
YEARS ENDED
DECEMBER 31, 2003 AND 2002

DULLES CAPITAL GROUP, INC.
FINANCIAL REPORT
YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS | PAGE

MEHLER & WICHANSKY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036

(202) 293-9330
FAX: (202)452-1973

Independent Auditors' Report

Board of Directors
Dulles Capital Group, Inc.
Washington, D.C.

We have audited the accompanying statements of financial condition of Dulles Capital Group, Inc. (the Company) as of December 31, 2003 and 2002 and the related statements of loss, comprehensive loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dulles Capital Group, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9-11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Mehler & Wichansky, P.C.
Mehler & Wichansky, P.C.

February 24, 2004

DULLES CAPITAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 6,652	$ 9,046
Accounts receivable, net (Note 6)	39,117	39,117
Prepaid expenses	1,130	3,172
Total Current Assets	46,899	51,335
Property and Equipment		
Equipment	3,713	3,713
Accumulated depreciation	(3,713)	(3,713)
Net Property and Equipment	-	-
Other Assets		
Available for sale securities (Note 4)	2,835	-
Not readily marketable securities (at cost)	-	3,300
Due from shareholder (Note 3)	5,547	-
Total Other Assets	8,382	3,300
TOTAL ASSETS	$ 55,281	$ 54,635
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable & accrued liabilities	$ 2,598	$ -
Due to shareholder (Note 3)	-	472
Current income taxes payable (Note 5)	629	61
Deferred income taxes, current (Note 5)	8,784	8,526
Total Liabilities	12,011	9,059
Stockholder's Equity (Notes 2)		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Paid-in capital	30,118	30,118
Retained earnings	12,617	14,458
Unrealized loss on available for sale securities	(465)	-
Total Stockholder's Equity	43,270	45,576
TOTAL LIABILITIES AND EQUITY	$ 55,281	$ 54,635

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues		
Commission revenue	$ 62,346	$ 40,014
Gain from sale of securities (Note 4)	19,177	-
Total revenue	81,523	40,014
Operating Expenses		
Commissions	28,607	16,349
Travel and entertainment	10,219	5,241
Dues and memberships	4,524	6,737
Professional fees	26,358	11,183
Telephone	5,938	4,955
Office expenses	2,991	3,062
Insurance	710	1,864
Other expenses	3,130	485
Depreciation and amortization	-	29
Total Operating Expenses	82,477	49,905
Net loss before income taxes	(954)	(9,891)
Income tax (expense) benefit (Note 5)	(887)	1,892
Net Loss	$ (1,841)	$ (7,999)

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net Loss	$ (1,841)	$ (7,999)
Other comprehensive income, net of tax		
Unrealized holding losses during the period	(465)	-
Comprehensive loss	$ (2,306)	$ (7,999)

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, 12/31/2001	$ 1,000	$ 26,118	$ 22,457	$ 49,575
Capital Contribution	-	4,000	-	4,000
Net Loss	-	-	(7,999)	(7,999)
Balance, 12/31/2002	1,000	30,118	14,458	45,576
Net Loss	-	-	(1,841)	(1,841)
Unrealized loss on avaiable for sale securities	-	-	(465)	(465)
Balance, 12/31/2003	$ 1,000	$ 30,118	$ 12,152	$ 43,270

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities		
Net Loss	$ (1,841)	$ (7,999)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	-	29
Gain on sale of marketable securities	(19,177)	-
(Increase) decrease in accounts receivable	-	4,500
(Increase) decrease in prepaid expenses	2,042	310
Increase (decrease) in income taxes payable	568	(555)
Increase (decrease) in deferred income taxes	258	(1,953)
Increase (decrease) in accrued liabilities	2,598	(2,250)
Total adjustments	(13,711)	81
Net cash used by operating activities	(15,552)	(7,918)
Cash flows from investing activities:		
Cash paid for marketable securities	(15,406)	-
Proceeds from sale of marketable securities	34,583	-
Net cash provided by investing activities	19,177	-
Cash flows from financing activities:		
Advances (to) from shareholder	(6,019)	3,848
Capital contributions	-	4,000
Net cash provided by (used) by financing activities	(6,019)	7,848
Net decrease in cash	(2,394)	(70)
Cash, beginning of year	9,046	9,116
Cash, end of year	$ 6,652	$ 9,046

Supplemental Cash Flows Disclosures:

	2003	2002
Income taxes paid	$ 100	$ 577

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Dulles Capital Group, Inc.(the Company) was incorporated on June 20, 1994 in the District of Columbia. The Company is a broker and dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. The Company is primarily engaged in the private placement of securities and as a mutual fund retailer and does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company has registered to do business in the following jurisdictions: District of Columbia, Delaware, Iowa, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Texas and Virginia.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets and Depreciation

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Marketable Securities

Securities investments that the Company has the positive intent and ability to hold indefinitely are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value in "other assets" on the statement of financial condition, with the change in fair value during the period excluded from earnings and recorded as a component of stockholder's equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1) which requires the maintenance of minimum net capital of $5,000. At December 31, 2003, the Company had net capital of $5,635, which exceeded the required minimum by $635.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003, advances were made to the president and principal shareholder of the Company. The amounts are due upon demand, and are reflected as loan due from shareholder at year-end.

NOTE 4 - MARKETABLE SECURITIES

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available for sale. Unrealized holding losses on such securities, which were subtracted from stockholder's equity during 2003 and 2002 were $(465) and $-0-, respectively.

Realized gains are determined on the basis of average cost. During 2003 sale proceeds and gross realized gains on securities classified as trading securities were as follows:

Sales proceeds	$34,583
Gross realized gains	$19,177

NOTE 5 - INCOME TAXES

Temporary differences giving rise to the deferred tax liability consist primarily of items recognized under the accrual method for financial reporting purposes and not recognized under the cash method of reporting used for income tax purposes and the excess of depreciation for tax purposes over the amount for financial reporting purposes.

NOTE 5 - INCOME TAXES (Continued)

Amounts for deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax liability	$ 9,860	$10,015
Deferred tax asset, net of valuation allowance of $0	(1,076)	(1,489)
	$8,784	$8,526

Income tax expense for the year ended December 31, 2003 was determined as follows:

	TOTAL	Federal	DC
Current	$ 629	$ 349	$ 280
Deferred	258	173	85
Total	$ 887	$ 522	$ 365

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes of approximately $4,700.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company arranges the private placement of securities in exchange for commissions and provides variable life, annuity, and mutual fund products to individuals and business clients on a commission basis. Receivables arising from private placements are not collateralized. As of December 31, 2003 and 2002, there was an allowance for doubtful accounts of $10,000.

SUPPLEMENTARY INFORMATION

DULLES CAPITAL GROUP, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003 AND 2002

SCHEDULE I

	2003	2002
Total Stockholder's Equity	$ 43,270	$ 45,576
Non-allowable assets:		
Accounts receivable, net	(39,117)	(39,117)
Prepaid expenses	(1,130)	(3,172)
Other assets, net	-0-	(3,300)
Loan to shareholder	(5,547)	-0-
Petty cash	(200)	(200)
Net Capital Before Deferred Taxes	(2,724)	(213)
Deferred income taxes	8,784	8,526
Net capital before haircuts on securities	6,060	8,313
Haircuts on available for sale securities	(425)	-0-
Net Capital	5,635	8,313
Capital Requirement	(5,000)	(5,000)
Excess Net Regulatory Capital	$ 635	$ 3,313
Aggregated Indebtedness - Liabilities	$ 3,227	533
Ratio of Aggregate Indebtedness To Net Capital	57.27%	6.41%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17 A-5 as of December 31, 2003)

	2003	2002
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 8,903	$ 8,846
Decrease in cash	(1)	-0-
Haircuts on securities	(425)	-0-
Increase in other current liabilities	(2,842)	(533)
Net capital per above	$ 5,635	$ 8,313

DULLES CAPITAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2003 and 2002.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

DULLES CAPITAL GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2003 and 2002.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

MEHLER & WICHANSKY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036

(202) 293-9330
FAX: (202)452-1973

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Dulles Capital Group, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements and supplementary information of Dulles Capital Group, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether

those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Acts of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mehler & Wichansky, P.C.

Mehler & Wichansky, P.C.

February 24, 2004